OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: August 31, 1999 Estimated average burden Hours per response …. 14.90
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

RUBINCON VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

781157 10 2
(CUSIP Number)

Armen Investments LLC
116 NW 4th Avenue
Boca Raton, Florida 33432
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17180K 10 1

1.	Names of Reporting Persons Armen Investments LLC
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	2,940,000 Shares*

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	2,940,000 Shares*

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,940,000 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 7.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 17180K 10 1

ITEM 1.           SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Rubincon Ventures Inc., a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at 217 - 31 Reliance Court, New Westminister, B.C., Canada V3M 6C6.

ITEM 2.           IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Armen Investments, LLC, a corporation incorporated under the laws of the State of Florida the principal business of which is investments.

(b)	Residence or Business Address:

The business address of Armen Investments LLC is 116 NW 4th Avenue Boca Raton, Florida 33432

(c)	Present Principal Occupation and Employment:

Not Applicable

(d)	Criminal Convictions:

Armen Investments LLC has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Armen Investments LLC has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Armen Investments LLC is a corporation incorporated under the laws of the State of Florida.

CUSIP No. 17180K 10 1

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 22, 2006, Armen Investments LLC entered into an agreement to acquire 2,500,000 shares of common stock at a price of $1.00 per share for total proceeds of $2,500,000. Armen Investments LLC paid for these shares out of its working capital (WC). The amended agreement was an amendment to an agreement originally entered into on February 15, 2006.

On July 24, 2006, Armen Investments LLC purchased 225,000 shares of common stock at a price of $2.69 per share. The 225,000 shares of common stock were purchased on the NASD’s OTCBB.

On July 24, 2006, Armen Investments LLC purchased 25,000 shares of common stock at a price of $2.68 per share. The 25,000 shares of common stock were purchased on the NASD’s OTCBB.

On July 31, 2006, Armen Investments LLC purchased 190,000 shares of common stock at a price of $2.83 per share. The 190,000 shares of common stock were purchased on the NASD’s OTCBB.

ITEM 4.           PURPOSE OF TRANSACTION

The purchase of the shares by the corporation, for all applicable dates, was an investment. .

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of March 10, 2006, Armen Investments LLC beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	2,940,000	7.6%
---------------------------------	----------------	--------------------------------------------------

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of March 10, 2006, the date a 13D was first filed for Armen Investments LLC there were 35,006,672 Company Shares issued and outstanding.

CUSIP No. 17180K 10 1

(b)	Power to Vote and Dispose of the Company Shares:

Armen Investments LLC has the sole power to vote or to direct the vote of the Company Shares held by it and has the sole power to dispose of or to direct the disposition of the Company Shares held by it.

(c)	Transactions Effected During the Past 60 Days:

Armen Investments LLC has not, other than as described above for purchases of shares, effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 17180K 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2006
Date

/s/ Armen Batmasian
Signature

ARMEN INVESTMENTS LLC

Director
Name/Title